Mexico City, February 27, 2004. Empresas ICA Sociedad Controladora, S.A. de
C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the fourth quarter of 2003. ICA recorded fourth quarter revenues of Ps. 2,901 million and an operating profit of Ps. 84 million.

     Significant advances weremade in ICAs restructuring program. ICAs fourth quarter results reflect an increase in sales, higher operating margins, and an overall reduction of corporate debt; all of which are a product of the restructuring process that began in 1999

     ICA believes that its capital increase in December 2003 and January 2004 will enable it, on the operational side, to reduce fixed costs and implement a simplified and more efficient organizational structure. On the financial side, ICA believes that the resources obtained from the capital increase will enable it to meet its short-term debt obligations, and to assist it in its overall debt restructuring effort.

 ICA noted the following highlights:

     A  capital   increase  for  Ps.  2,488   million  was   completed.

     A new organizational structure is being put in place. This effort contemplates reducing the number of organizational levels within the Company, decentralization of corporate functions, personnel reduction, and a modification of the compensation plan that is expected to reduce fixed costs by Ps. 90 million on an annualized basis. ICA expects this process to be concluded in the first quarter of 2004.

     ICA recorded fourth quarter revenue of Ps. 2,901 million, a 14% increase compared to Ps. 2,541 million in the same period of 2002.

     Operating income for the fourth quarter of 2003 was Ps. 84 million, compared to Ps. 36 million in the same period of 2002. Operating margin was 2.4% in the fourth quarter of 2003 and 1.4% in the prior year.

     Total debt at December 31, 2003 was Ps. 5,294 million, compared to Ps. 5,514 million at the end of December of 2002. Total debt in 2003 includes Ps. 910 million from the financing of the El Cajon hydroelectric project.

     During the quarter, ICA was awarded new projects and contract enlargements of Ps. 2,388 million, including the construction contract for the Shell liquefied natural gas re-gasification terminal in Altamira.

     ICAs construction consolidated backlog as of December 31, 2003 amounted to Ps. 12,661 million, equivalent to 19 months of work based on the volume of work executed in the fourth quarter of 2003.

     Standard & Poor's and Moody's confirmed the investment grade credit ratings for the proposed financing being arranged for the El Cajon project. o Divestments were US $6 million during the fourth quarter, resulting in aggregate divestments of US $71 million for 2003.


CONSOLIDATED RESULTS

Fourth Quarter 2003
   (Ps. million) 4Q2002 4Q2003 Change (%)
---------------------------------------------------------------------
Revenue ...................      2,541        2,901       14
Operating income ..........         36           84      137
  Operating margin ........          1.4%         2.9%
EBITDA ....................        191          373       96
  EBITDA margin ...........          7.5%        12.9%
Net income (loss) .........       (375)        (142)    n.m.
of majority interest
Earnings per share (Ps.)...      (0.60)       (0.17)    n.m.
Weighted Average Shares
Outstanding (million) .....       621.56       855.96     38
n.m. = not meaningful
EBITDA = Operating income plus depreciation and amortization.
  EBITDA is not an indicator of free cash flow generation.

     ICA recorded fourth quarter revenues of Ps. 2,901 million, a 14 percent increase from fourth quarter 2002 levels, mainly due to work on new projects. During the fourth quarter, revenues from outside Mexico represented 24 percent of total revenues, while revenues in foreign currency accounted for 73 percent of the total.

     Fourth quarter operating costs amounted to Ps. 2,548 million,compared to Ps. 2,230 million in the same period of 2002. The increase in operating costs reflected an increase in construction activity.

     General and administrative expenses registered during the fourth quarter of 2003 totaled Ps. 269 million compared to Ps. 275 million registered during the fourth quarter of 2002. The decrease in general and administrative expenses was primarily attributable to ICAs expense reduction effort.

     Operating income during the fourth quarter of 2003 was Ps. 84 million, compared to Ps. 36 million during the same quarter of 2002. The significant increase in operating income primarily reflected improved operating margins in civil construction, which were partially offset by losses incurred on the AES Andres project in Dominican Republic, the Altamira III and IV projects in Mexico, and in the Urban Train project in Puerto Rico.

     EBITDA generated in the fourth quarter of 2003 was Ps. 373 million,compared to Ps. 188 million during the same period of 2002. ICAs integral cost of financing recorded in the fourth quarter of 2003 was Ps. 62 million, compared to Ps. 78 million recorded in the fourth quarter of 2002, and consisted of the following:

   (Ps. Million) 4Q2002 4Q2003
---------------------------------------------------------------
Interest Expense ..........................  221      142
Interest (Income) .........................  (70)     (43)
Exchange (Gain) Loss ......................    1        3
Monetary (Gain) ...........................  (74)     (40)
---------------------------------------------------------------
Integral Financing Cost                       78       62


     The change in the integral financing cost in the fourth quarter of 2003 compared to the same period of 2002 is the result of debt reduction. The decrease in interest income is the result of the combination of lower interest rates applied to lower earning balances during the quarter. The weighted average interest rate on debt was 10.8 percent during the quarter.

     During the fourth quarter, there was a loss on Other Income of Ps. 168 million, primarily reflecting charges for employee severance payments and the restructuring of the compensation plan that totaled Ps. 143 million.

     Tax provisions in the fourth quarter of 2003 were Ps. 9 million, Ps. 7 million for income taxes, and Ps. 2 million for statutory worker profit sharing.

     ICA recognized a loss of Ps. 7 million from its investments unconsolidated affiliates, principally for the Caruachi hydroelectric project in Venezuela. This account also includes the cancellation of provisions set for the arbitration of the Caracas-La Guaira highway concession in Venezuela and, the results of ICA's investments in the airport technology company (SETA) and the environmental services company CIMA.

     ICA recorded a net loss of majority interest of Ps. 142 million in the fourth quarter of 2003, compared to a net loss of majority interest of Ps. 375 million in the fourth quarter of 2002. [The decrease in the net loss is primarily the result of a better operating performance and restructuring charges in the fourth quarter of 2002.] The net loss of majority interest was equivalent to a loss of Ps. 0.17 per share (US$ 0.09 per ADS) based on 855.96 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 0.60 per share (US$ 0.32 per ADS) recorded in the third quarter of 2002, based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS
Segment results are shown in the following table:

(Ps. million) .......      4Q2002      4Q2003      Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues .............   341         991         191
    Operating Profit .....   (30%)         5%
Industrial Construction
    Revenues ............  1,104         969         (12)
    Operating Profit ....      6%         (2%)
CPC-Rodio
    Revenues ............    495         583          18
    Operating Profit ....    (13%)        13%
Other Segments
    Revenues ............    600         357         (41)
    Operating Profit ....     22%          1%


     The projects that contributed most to revenues were: the El Cajon hydroelectric project and the Chiapas Bridge (Civil Construction); the May A and May B platforms for Pemex (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

     Civil Construction revenues rose as a result ofwork on the El Cajon hydroelectric project. The segments operating results reflect El Cajon as well as the conclusion of projects with reported losses.

     Industrial Construction revenue increased as a result of work completed on the May A and May B platforms and the Chicontepec oil field project, both for Pemex, and on the Iberdrola La Laguna thermoelectric plant. Operating results included additional costs incurred for the AES Andres power plant in the Dominican Republic and the Altamira III and IV projects for Iberdrola. These Costs are related to the completion and putting into service of the projects. These additional costs and expenses and lower profitability on other projects produced an operating loss in this segment. The Compania de Nitrogeno de Cantarell, S.A. de C.V. initiated an arbitration claim against ICA Fluor and Linde AG, ICA, Fluor Corporation and Linde L.P.M., in connection with the nitrogen production facility constructed for the Cantarell oil fields. The parties have responded to the claim, and have filed a counter claim. The resolution should be ready in 4 months and ICA believes it has strong legal arguments in the claim.

     CPC-Rodio's results reflected the performance of projects for various clients in Spain and Portugal with positive margins compared to the fourth quarter of 2002, when CPC's losses in Argentina affected final results.


(Ps. Million) Revenues Operating Result Operating Margin(%)
--------------------------------------------------------------------------------
  Total Other Segments ............ 357          30                  8.4
    Real Estate and Housing ....... 209           4                  1.9
    Infrastructure Operations ..... 129          32                 24.7
    Other .........................  20          (6)               (30.7)
--------------------------------------------------------------------------------

     Other Segments accounted for 12 percent of total revenues during the quarter. Real Estate and Housing results primarily reflect the operations of the housing unit ViveICA, which accounted for 88 percent of the segments revenues. ViveICA had total sales of 699 units during the quarter, a 5% increase compared to the units sold during the fourth quarter of 2002. The operating results reflect losses in the real estate operating unit. The real estate unit is expected to be divested as part of ICAs continued divestment program.

     As a part of its market penetration strategy, ViveICA has closed agreements with landowners as well as with other developers. During 2002, ViveICA signed a 50-50 joint venture with GEO D.F. for the development of a single project in Mexico City. The project includes 2,200 low-income houses to be developed over a 20-month period. To date, the necessary legal permits required to begin work on the project have not been obtained. There can be no assurance as to when such permits will be obtained, or as to the results of the joint venture if such permits were to be obtained.

     Infrastructure Operations sales decreased to Ps. 129 million in the fourth quarter of 2003 from Ps. 213 million during the fourth quarter in 2002 as a result of asset divestments that included the Solaqua water treatment plant, the Bellas Artes parking lot and land from the Corredor Sur in Panama.

     Alsur, included in Other, registered a decrease in activity due to the sale of the Veracruz grain terminal. Low margins in the remaining assets generated the segment's operating losses.


                                                                          Months
                                                          Construction
CONSTRUCTION BACKLOG                        Ps. Million    Equivalent*
------------------------------------------ -------------  -----------
Balance, September 2003                      12,817               19
  New contracts and contract enlargements     2,388                4
  Work executed                               2,544                4
------------------------------------------ ------------  ------------
Balance, December 2003                       12,661               19
------------------------------------------ ------------  ------------

Non Consolidated Backlog **                      93
------------------------------------------ ------------  ------------
Global Backlog                               12,754               19
-------------------------------------------------------  -- ---------

* Months of work based on the volume of work executed in the fourth quarter of 2003.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

     ICAs backlog remained at the same levels as the third quarter of 2003. New projects added during the fourth quarter of 2003 include the construction contract for the liquefied natural gas re-gasification terminal in Altamira, for Ps. 1,612 million, several small projects and contract enlargements. At the end of the fourth quarter, projects in Mexico represented 97 percent of total backlog, and public sector clients represented 73 percent of the total. El Cajon accounted for Ps. 7,648 million, or 60% of backlog.


El Cajon Hydroelectric Project

     As of December 31, 2003, the El Cajon hydroelectric project had advanced 8 percent, equivalent to Ps. 889 million in revenues. In December 2003, the work preparatory for the diversion of the Rio Santiago was successfully completed. This will allow the construction of the coffer dam and the completion of the diversion tunnels. The diversion of the river, a critical milestone for the project, is scheduled for March of this year. The proposed long-term financing of the project has received BBB- and Baa3 ratings from Standard & Poor's and Moody's, respectively. The structure contemplates limited recourse by the creditors to the consortium members; ICA holds 61 percent of the equity in the project. The target long-term financing is for US$ 682 million, which is expected to be comprised of a bond placement and a syndicated loan, maturing in 2008.

TWELVE MONTHS CONSOLIDATED RESULTS
(millions of pesos)                  2002              2003      Change (%)
---------------------------------------------------------------------------
Revenues ............................ 8,698             9,555        10
Operating Income ....................   163                41       (75)
Operating margin ...................      1.9%              0.4%
EBITDA .............................    609               593        (3)
   EBITDA margin ..................       7.0%              6.2%
Net income (loss) of majority
    interest ......................  (1,441)           (1,069)      (26)
Earnings per share (Ps.) ..........   (2.32)            (1.57)      (38)
Shares outstanding (million) ......      621.56           855.96


     Revenues for 2003 totaled Ps. 9,555 million, a 10% increase compared to Ps. 8,698 million registered during 2002. Construction backlog increased Ps. 6,964 million to Ps. 12,579 million, equivalent to 19 months work at fourth quarter levels, compared to Ps. 5,707 million in 2002 equivalent to 10 months work.

     Operating costs increased to Ps. 8,599 million in 2003 from Ps. 7,479 million in 2002, reflecting a higher level of activity charges relating to the completion of the Puerto Rico Coliseum and the Altamira III and IV projects.

     General and administrative expenses decreased from Ps. 1,056 million to Ps. 915 million as a consequence of the cost reduction programs pursued by management. As a result, the operating profit was Ps. 41 million, compared to Ps. 163 million last year.

     EBITDA for 2003 totaled Ps. 593 million, with a margin of 6.2%, compared to an EBITDA of Ps. 609 million and a 7% margin in 2002. The net loss decreased to Ps. 1,069 million from Ps. 1,441 million in 2002.


BALANCE SHEET
(Ps. million; end of period)            2002            2003           Change
--------------------------------------------------------------------------------
Current assets                         7,301           8,079           10.7%
Of which: Cash and cash equivalents    3,146           3,752           19.2%
Accounts receivable                    1,898           2,132           12.3%
Long term investments                  4,934           4,486           (9.1%)
Property, plant and equipment          1,442           1,367           (5.1%)
Other long term assets                   122             190            56.4%
Total assets                          15,464          16,095            4.1%

Current liabilities                    6,627           7,011            5.8%
Long term liabilities                  4,648           3,705          (20.3%)
Shareholders' equity                   4,189           5,379           28.4%
Total liabilities and equity          15,464          16,095            4.1%


     As of December 31, 2003, ICA had cash and equivalents of Ps. 3,752 million. Of this amount, 43 percent was in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Another 43 percent was held in the corporate level and the remaining cash was largely held in other operating subsidiaries.Cash and cash equivalent increased at year end 2003 as a result of the capital increase.

     Short-term accounts receivables increased to Ps. 2,132 million as of year-end 2003 from Ps. 1,898 million in 2002, primarily as a result of an increased volume of work, an increase in Rodio and Pemex project accounts receivable. Long-term assets include El Cajon accounts receivable totaling Ps. 872 million.

     The 20 percent reduction in long term liabilities to Ps. 3,705 million in 2003 from Ps. 4,648 million in 2002, resulted from the reclassification of the convertible bond to short-term from long-term, and includes Ps. 910 million in debt from El Cajon.

     Shareholders equity increased as a result of newly subscribed and paid in capital from the issuance of new shares during December 2003, described below.

Debt

     Total debt at the end of the fourth quarter was Ps. 5,433 million, a reduction of Ps. 102 million, or 1.83 percent, compared to the same period of 2002.

(Ps. million)                 4Q 2002          4Q 2003
------------------------------------------------------
Short Term Debt ............... 1,244            2,077
Long Term Debt ................ 4,270            3,217
------------------------------------------------------
Total Debt .....................5,514            5,294
Cash & Equivalents .............3,146            3,752

% of Debt in foreign currency ..2,367            1,542


     As of December 31, 2003, 38 percent of ICA's total debt matured in less than one year; 24 percent is securities debt; and 66 percent is denominated in foreign currency, principally dollars. The convertible bond, which matures in March 2004, had a balance of US $95.8 million as of December 31, 2003.

      (Ps. million) 4Q 2002 4Q2003
--------------------------------------------------------------------
      Bank Debt                               4,196           3,099
     Securities Debt                          1,318           1,285
     Project Finance                                            910
                                           -------------------------
      Total Debt                              5,514           5,294

     Bank debt decreased mainly due to repayment of corporate debt, while project finance debt for specific projects increased.

Capital Increase

     The capital increase was authorized by ICAs general shareholders meeting on November 17, 2003. The new share issue was completely subscribed. As of December 31, 2003, a total of Ps. 2,112 million had been paid in. The balance 188 million shares were subscribed and paid in during January 2004. To date, 1,865,054,114 shares of Empresas ICA Sociedad Controladora, S.A. de C.V are outstanding.


Use of Proceeds from the Capital Increase

     As of December 31, 2003, Ps. 132 million of the proceeds obtained from the capital increase had been used for working capital, Ps. 139 million had been used for tax payments, Ps. 36 million had been used for payments of principal and interest on financial debt, and Ps. 13 million had been used for severance payments.

     Liquidity and Financial Ratios As of December 31, 2003, ICA had cash and equivalents of Ps. 3,752 million, an increase of Ps. 606 million compared to Ps. 3,146 million as of December 31, 2002.

     The current ratio as of the end of the fourth quarter of 2003 was 1.15, compared to 1.10 in the same period of 2002.

     The leverage ratio (totaldebt/equity) decreased to 0.98 in the fourth quarter, compared to 1.32 in the same period of 2002.

Capital Expenditures

     Capital expenditures for the fourth quarter of 2003 totaled Ps. 187 million, which included investments in equipment and work camps for El Cajon hydroelectric project, land improvements at Mata Redonda and El Empalme, construction of marine platforms and the second phase construction of the Sissa waste water treatment plant in Coahuila.

Divestments

     During the fourth quarter of 2003, ICA carried out divestments of US $6 million, including the sale of land in Los Cabos, Baja California, Argentina and Puerto Rico.

Compensation Plan Restructuring

     ICA established provisions during the fourth quarter to restructure its compensation plan from a fixed compensation structure to a plan with fixed and variable components. The fixed compensation plan will be cancelled, and accumulated benefits will be paid out. Additionally, ICAs options plan will be cancelled. Options granted to date will remain in force until their maturity, and new options will not be granted. To date, the new plan has already gone into effect. ICA estimates that the cost of restructuring the compensation plan will total Ps. 180 million, net of prior reserves, and that the restructuring will generate annual savings of Ps. 90 million.

     included investments in equipment and work camps for El Cajon hydroelectric project, land improvements at Mata Redonda and El Empalme, construction of marine platforms and the second phase construction of the Sissa waste water treatment plant in Coahuila.

Divestments

     During the fourth quarter of 2003, ICA carried out divestments of US $6 million, including the sale of land in Los Cabos, Baja California, Argentina and Puerto Rico.

Compensation Plan Restructuring

     ICA established provisions during the fourth quarter to restructure its compensation plan from a fixed compensation structure to a plan with fixed and variable components. The fixed compensation plan will be cancelled, and accumulated benefits will be paid out. Additionally, ICA's options plan will be cancelled. Options granted to date will remain in force until their maturity, and new options will not be granted. To date, the new plan has already gone into effect. ICA estimates that the cost of restructuring the compensation plan will total Ps. 180 million, net of prior reserves, and that the restructuring will generate annual savings of Ps. 90 million.

INTERNAL CONTROL

     At March 18, 2002, the Board of Directors approved of a policy about general plan of Internal Control.

     The Company has constituted a Auditing Committee composed by external Directors no employees that support to the Board of Directors between another things, the Internal Control Evaluation

     The Internal Auditing is an area of the Company, that provide information about the functioning to the Executive Committee and works with independence, monitoring the application of Internal Control and the correcting accounts records.

     The Internal Control is integrated by a Code of Professional Conduct, Policy accounts Manual, Human Resources Manual, Security Manual and Corporative Quality as well as an Integral Sistem of Financial Information.

     The Board of Directors has approved the Implementation of a program relative to the integration of the elements shape internal control program that is in process of elaboration